UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)*

CARROLS RESTAURANT GROUP, INC.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

14574X104
(CUSIP Number)

Jill Granat General Counsel and Corporate Secretary Restaurant Brands International Inc. 130 King Street West, Suite 300, P.O. Box 339 Toronto, Ontario M5X 1E1 (905) 845-6511	with copies to: Scott A. Barshay Laura C. Turano Paul, Weiss, Rifkind Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York, 10019 (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14574X104	SCHEDULE 13D/A	Page 2 of 9

1	NAME OF REPORTING PERSON Restaurant Brands International Inc. (IRS Identification Number 98-1202754)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,335,968 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 64,335,968 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,335,968 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents Carrols Common Stock outstanding, and the outstanding Series D Convertible Preferred Stock on an as-converted basis, immediately prior to the consummation of the Merger.
(2)	See Item 5(a) below.

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1	NAME OF REPORTING PERSON Restaurant Brands International Limited Partnership (IRS Identification Number 98-1206431)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,335,968 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 64,335,968 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,335,968 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Represents Carrols Common Stock outstanding, and the outstanding Series D Convertible Preferred Stock on an as-converted basis, immediately prior to the consummation of the Merger.
(2)	See Item 5(a) below.

CUSIP No. 14574X104	SCHEDULE 13D/A	Page 4 of 9

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on June 8, 2012, as amended by Amendment No. 1 dated December 6, 2018, as amended by Amendment No. 2 dated May 9, 2019, as amended by Amendment No. 3 dated December 22, 2022, and as amended by Amendment No. 4 dated January 16, 2024 (as amended, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Carrols Common Stock”), of Carrols Restaurant Group, Inc. (the “Issuer”), a Delaware corporation.

This Amendment is being filed by Restaurant Brands International Limited Partnership, a limited partnership organized under the laws of Ontario (“Partnership”) and Restaurant Brands International Inc., a Canadian corporation (“RBI”), the general partnership of Partnership (Partnership and RBI, together, the “Reporting Persons”). The principal executive offices of each of the Reporting Persons are located at 130 King Street West, Suite 300, P.O. Box 399, Toronto, Ontario M5X 1E. Each of the Reporting Persons is an indirect holding company for The TDL Group Corp. (“Tim Hortons”) and its consolidated subsidiaries, Burger King International, Inc. (“Burger King”) and its consolidated subsidiaries, Popeyes Louisiana Kitchen, Inc. (“Popeyes”) and its consolidated subsidiaries and FRG, LLC (“Firehouse Subs”) and its consolidated subsidiaries. The Reporting Persons, together, are one of the world’s largest quick service restaurant companies.

On May 16, 2024, the transactions contemplated by the Agreement and Plan of Merger, dated January 16, 2024 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among the Issuer, RBI and BK Cheshire Corp., a Delaware corporation and a subsidiary of RBI (“Merger Sub”), were consummated. Pursuant to the Merger Agreement, Merger Sub was merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger as a subsidiary of RBI.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended by the following information.

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the respective executive officers, directors, control persons or general partner, as applicable, of the respective Reporting Persons that contains the following information with respect to each such person, as applicable: (a) name, (b) business address, (c) present principal occupation or employment (including the name and the principal business address, if other than the applicable Reporting Person, of any corporation or other organization in which such employment is conducted), and (d) citizenship.

During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of their respective executive officers, directors, control persons or general partner, as applicable, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 16, 2024, 1011778 B.C. Unlimited Liability Company, an unlimited liability company organized under the laws of British Columbia (the “Parent Borrower”), and New Red Finance, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Parent Borrower (the “Subsidiary Borrower” and, together with the Parent Borrower, the “Borrowers”) and the Partnership, entered into Incremental Facility Amendment No. 6 and Amendment No. 9 (the “2024 Amendment”) to the Credit Agreement, dated as of October 27, 2014, as previously

CUSIP No. 14574X104	SCHEDULE 13D/A	Page 5 of 9

amended (as amended, the “Credit Agreement”), by and among the Borrowers, the Partnership, the guarantors party thereto, the lenders party thereto (the “Lenders”) and JPMorgan Chase Bank, N.A., as administrative agent. The 2024 Amendment increases the existing term loan B facility with $5,162 million outstanding to a $5,912 million term loan B facility (the “Term Loan B Facility”) on the same terms as the existing term loan B facility. The security and guarantees under the amended Credit Agreement will be the same as those under the existing facilities. The proceeds from the increase in the Term Loan B Facility were used along with cash on hand to complete the previously announced acquisition of the Issuer that closed on May 16, 2024.

The foregoing summary of the 2024 Amendment does not purport to be complete and is qualified in its entirety by reference to the complete terms of the 2024 Incremental Amendment, filed as Exhibit 10.10(o) to the Form 8-K filed by RBI and the Partnership on May 16, 2024, which is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Pursuant to the Merger Agreement, on May 16, 2024, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and becoming a subsidiary of RBI pursuant to the Merger.

As a result of the Merger, the Carrols Common Stock has ceased to trade on the NASDAQ and became eligible for delisting from NASDAQ and termination of registration under the Securities Exchange Act of 1934. The Issuer has requested that NASDAQ file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Act on Form 25 with the SEC to delist the Carrols Common Shares from NASDAQ. After the Form 25 becomes effective, the Issuer plans to file a Form 15 with the SEC to terminate the registration of the Carrols Common Shares under the Securities Exchange Act of 1934 and suspend its reporting obligations with the SEC.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference.

On May 16, 2024, RBI, Merger Sub and the Issuer consummated the Merger pursuant to the Merger Agreement, and the Issuer became a subsidiary of RBI. Immediately after the Effective Time of the Merger, Partnership, as the indirect parent of its indirect wholly-owned subsidiaries, indirectly beneficially owns 100% of the issued and outstanding capital stock of the Issuer. As the sole general partner of Partnership, RBI may be deemed to indirectly beneficially own the shares of capital stock of the Issuer directly beneficially owned by Partnership’s indirect wholly-owned subsidiaries.

For the reasons described above, RBI may be deemed to indirectly possess sole voting and dispositive power over the issued and outstanding capital stock of the Issuer.

(c)    The information set forth in Items 3 and 4 above is incorporated herein by reference in its entirety. Except as described herein, no transactions in the Carrols Common Stock have been effected by the Reporting Persons during the 60 days prior to the date of this Statement.

(d)    As the general partner of Partnership, RBI indirectly has the sole right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Carrols Common Stock described in paragraph (a) above.

(e)    Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

CUSIP No. 14574X104	SCHEDULE 13D/A	Page 6 of 9

Item 7. Materials to Be Filed as Exhibits.

Exhibit No.	Description
7.1	Incremental Facility Amendment No. 6 and Amendment No. 9, dated as of May 16, 2024, to the Credit Agreement, dated October 27, 2014 (as amended), by and among 1011778 B.C. Unlimited Liability Company, as parent borrower, New Red Finance, Inc., as subsidiary borrower, Restaurant Brands International Limited Partnership, the other guarantors party thereto, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and swing line lender, and the other lenders party thereto (incorporated herein by reference to Exhibit 10.10(o) to the Form 8-K of the Registrant filed on May 16, 2024)

CUSIP No. 14574X104	SCHEDULE 13D/A	Page 7 of 9

ANNEX A

3G Restaurant Brands Holdings LP

3G Restaurant Brands Holdings LP, a Cayman Islands limited partnership, owns over 27.5% of the combined voting power of Restaurant Brands International Inc. through its ownership of an aggregate of 123,312,485 Partnership exchangeable units of Restaurant Brands International Limited Partnership, with voting rights in respect of the common shares of Restaurant Brands International Inc. on a one vote per exchangeable unit basis. The principal business of 3G Restaurant Brands Holdings LP is to act as an investment vehicle for its limited partners and its principal address and office is c/o 3G Capital, Inc., 600 Third Avenue 37th Floor, New York, New York 10016. The general partner of 3G Restaurant Brands Holdings LP is 3G Restaurant Brands Holdings General Partner Ltd.

3G Restaurant Brands Holdings General Partner Ltd.

3G Restaurant Brands Holdings General Partner Ltd., a Cayman Islands exempted company, is the general partner of 3G Restaurant Brands Holdings LP. The principal business of 3G Restaurant Brands Holdings General Partner Ltd. is to act as the general partner of 3G Restaurant Brands Holdings and its principal address and office is c/o 3G Capital, Inc., 600 Third Avenue 37th Floor, New York, New York 10016. Set forth below are the name and present principal occupation or employment of each director of 3G Restaurant Brands Holdings General Partner Ltd. as of the date hereof. Each director’s business address is c/o 3G Capital, Inc., 600 Third Avenue 37th Floor, New York, New York 10016.

Name	Present Principal Occupation and Principal Business Address	Citizenship

Board of Directors
Alexandre Behring	Co-founding partner, board member and Managing Partner, 3G Capital	Brazil/Italy
Jorge Lemann	Cofounder, 3G Capital	Brazil/Switzerland
Carlos Alberto Sicupira	Co-founder, 3G Capital	Brazil
Marcel Telles	Co-founder, 3G Capital	Brazil
Roberto Moses Thompson Motta	Co-founder, 3G Capital	Brazil/Italy

Restaurant Brands International Inc.

Set forth below are the name and present principal occupation or employment of each director and executive officer of Restaurant Brands International Inc. as of the date hereof. Unless otherwise indicated, (x) the executive officer’s or director’s business address is located at 130 King Street West, Suite 300, P.O. Box 399, Toronto, Ontario M5X 1E1 and (y) the name, principal business and address of the corporation or other organization in which the executive officer’s employment is conducted refers to Restaurant Brands International Inc. as described in response to Item 2 of this Schedule 13D.

CUSIP No. 14574X104	SCHEDULE 13D/A	Page 8 of 9

Name	Present Principal Occupation and Principal Business Address	Citizenship

Executive Officers
Joshua Kobza	Chief Executive Officer	United States
J. Patrick Doyle	Executive Chairman	United States
Sami Siddiqui	Chief Financial Officer	United States
Duncan Fulton	Chief Corporate Officer	Canada
Jill M. Granat	General Counsel and Corporate Secretary	United States
Jeff Housman	Chief People & Services Officer	United States
Tom Curtis	President, Burger King U.S. & Canada	United States
Axel Schwan	President, Tim Hortons Canada & U.S.	Germany
Thiago Santelmo	President, International	United States
Jeff Klein	President, Popeyes U.S. & Canada	United States

Board of Directors
Alexandre Behring	Co-founding partner, board member and Managing Partner, 3G Capital 600 Third Avenue 37th Floor, New York, New York 10016	Brazil and Italy
J. Patrick Doyle	Executive Chairman, Restaurant Brands International Inc.	United States
Maximilien de Limburg Stirum	Executive Chairman of Société Familiale d’Investissements and CEO and Director of Denarius S.A. Route de Longwy, 488, L-1940 Luxembourg	Belgium
Cristina Farjallat	Regional Sales Director, Facebook Brasil Avenida Brigadeiro Faria Lima, 3732 Sao Paulo, SP –Brazil CEP 04548-132	Brazil
Jordana Fribourg	Chief Talent Officer, Continental Grain Company 767 Fifth Ave, New York, NY 10153	United States
Ali Hedayat	Founder and Managing Director, Maryana Capital 50 Ardwold Gate, Toronto ON M5R 2W2, Canada	Canada
Marc Lemann	Director, Restaurant Brands International Inc.	Brazil and Switzerland
Jason Melbourne	Global Head of Distribution at Canaccord Genuity 161 Bay Street, Suite 3000 Toronto, ON Canada M5J 2S1	Canada
Daniel S. Schwartz	Managing Partner, 3G Capital Partners LP 600 Third Avenue 37th Floor, New York, New York 10016	United States
Thecla Sweeney	Partner and co-founder of Alphi Capital Inc. 161 Bay Street, Suite 4120 Toronto ON M5J 2S1	Canada

Restaurant Brands International Limited Partnership

The general partner of Restaurant Brands Limited Partnership is Restaurant Brands International Inc. See details above regarding the executive officers and directors of Restaurant Brands International Inc.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 16, 2024

RESTAURANT BRANDS INTERNATIONAL INC.

By:	/s/ Jill Granat
Name: Title:	Jill Granat General Counsel and Secretary

RESTAURANT BRANDS INTERNATIONAL LIMITED PARTNERSHIP

By:	/s/ Jill Granat
Name: Title:	Jill Granat General Counsel and Secretary